Exhibit 12.1

TEGNA INC.

RATIO OF EARNINGS TO FIXED CHARGES

In Millions, except ratio amounts

(unaudited)

	Year Ended
	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2015	Dec. 28, 2014	Dec. 29, 2013
Earnings Available for Fixed Charges:
Income from Continued Operations, before income taxes, as reported	$311	$449	$346	$210	$(10)

Add : Noncontrolling interest and income from unconsolidated	(10)	3	3	3	3

Income from operations, before income taxes, as adjusted	301	452	349	213	(7)

Add : Fixed Charges	215	238	279	277	179
Add: Distributed income of equity investees	21	—	—	—	—

Total Earnings available for fixed charges	$537	$690	$628	$490	$172

Fixed Charges:
Interest on indebtedness, net of capitalized interest	$210	$232	$274	$273	$176
Portion of rents representative of interest factor	5	6	5	4	3

Total fixed charges	$215	$238	$279	$277	$179

Ratio of earnings to fixed charges (A)	2.50	2.90	2.25	1.77	(B )

(A)	Interest expense related to unrecognized tax benefits is recorded as a component of income tax expense and is excluded from both fixed charges and pretax income.
(B)	Earnings for the year ended December 31, 2013 were inadequate to cover fixed charges by approximately $6.8 million.